UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Sale of SOLitude Lake Management, LLC dated 22 September 2026

Announcement of Sale of SOLitude Lake Management, LLC to Bain Capital

Rentokil Initial plc (the "Company") (FTSE / NYSE: "RTO") today announces a further step in the simplification of the Group, having entered into an agreement with Bain Capital for the sale of SOLitude Lake Management, LLC, ("SOLitude") and its Vertex Aquatic Solutions division.

Leveraging more than 50 years of combined experience, SOLitude has become the leading lake and pond management company in the United States. Its customised and sustainable services, including ongoing lake and pond management, shoreline restoration, and water quality control, address a variety of ecological challenges.

The total consideration for the proposed transaction is $230m on a cash-free, debt-free basis. Total estimated net cash proceeds after tax are expected to be around $180m.

The transaction further reduces leverage within our target range, supporting our capital allocation priorities to invest in organic growth and bolt-on M&A, pay a progressive dividend and then return surplus capital to shareholders.

Mike Duffy, Chief Executive of Rentokil Initial plc, said:

"This transaction supports our strategy of building a platform for sustainable profitable growth through greater simplification of the organisation and specifically prioritising our highest opportunity markets and categories. The disposal further strengthens our balance sheet as we look to accelerate growth and improve margins and free cash flow and deliver on the clear opportunity for shareholder value creation."

Jacob Donnelly, Partner, Bain Capital, said:

"Lake and pond management is becoming increasingly complex as rising water temperatures, nutrient run-off and invasive species place growing pressure on freshwater ecosystems. SOLitude has built the technical depth to address these challenges at scale, combining certified aquatic biologists with a national field organisation serving communities, municipalities and property owners across the country.  We look forward to supporting the SOLitude team as an independent company and investing in the people, technology and geographic reach required to serve more bodies of water in the years ahead."

The agreement is subject to Hart-Scott-Rodino clearance and is expected to complete by early Q4 2026.

Goldman Sachs International is acting as sole financial advisor and joint corporate broker to Rentokil Initial plc.

Note: In FY 2025, SOLitude generated Revenue of $112m and Adjusted Operating Profit of $16m.

Enquiries:

For further information, please contact:

Investors / Analysts:
Heather Wood, Rentokil Initial plc, +44 7808 098793
Jamie Lewis, Rentokil Initial plc, +44 7341 071944

Media:
Malcolm Padley, Rentokil Initial plc, +44 7788 978 199

About Rentokil Initial plc

Rentokil Initial plc is a global leader in Pest Control and Hygiene & Wellbeing services. It employs c.63,400 people in 90 countries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 September 2026	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary